Biocept, Inc.

5810 Nancy Ridge Drive

San Diego, CA 92121

May 23, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Ansart

Re:	Biocept, Inc.

Registration Statement on Form S-1, as amended (File No. 333-271355)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Biocept, Inc. (the “Company”) hereby withdraws its request, dated May 19, 2023, that the effective date of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated to 9:00 a.m., Eastern Time, on May 22, 2023. Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Registration Statement and declare the Registration Statement effective as of 4:15 p.m., Eastern Time, on May 24, 2023, or as soon thereafter as possible, or at such other time as the Company or its counsel may request by telephone to the staff of the Commission. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from Cooley LLP confirming this request. The Company hereby authorizes each of Charles J. Bair and Asa M. Henin of Cooley LLP, counsel to the Company, to make such a request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Asa M. Henin of Cooley LLP at (858) 550-6104, or in his absence, Charles J. Bair of Cooley LLP at (858) 550-6142.

Very truly yours,

Biocept, Inc.

/s/ Samuel D. Riccitelli
By: Samuel D. Riccitelli
Title: Interim President and Chief Executive Officer